UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. CONSOLIDATED FORM

Director and Related Party Transactions – Art. 11 – CVM Instruction nº 358/2002

In January/2021 there were the following securities and derivatives operations, in accordance with article 11 of CVM Instruction 358/2002.
Company Name: TIM S.A.
Group and Related Parties	(X) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			111,389	0.000005%	0.000005%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			111,389	0.000005%	0.000005%

Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	(X) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			262,078	0.010826%	0.010826%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
Shares	Common Registered	N/A	Compensation Plan	91,255	7.29	665,057.31
Shares	Common Registered	N/A	Compensation Plan	91,256	7.69	702,014.16
		Total Compensation Plan		182,511		1,367,071.47
Shares	Common Registered	Safra Corretora	Sale	195,000	13.15	2,564,333.88
		Total Sale		195,000		2,564,333.88
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			249,589	0.010310%	0.010310%

Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	(X) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	(X) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	(X) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity*	Same Type / Class	Total
Shares	Common Registered			1,611,969,946	66.588195%	66.588195%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			1,611,969,946	66.588195%	66.588195%

Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	(X) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer